CHANGE OF INSURED RIDER

This rider is attached to and part of Your policy. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the same as the Policy Date. There is no charge to purchase this rider.

DEFINITIONS
CHANGE OF INSURED DATE means the Monthly Date next following Our approval of a requested change of Insured application. The insurance on the new Insured will be effective on the Change Of Insured Date.
EXAMPLE: If the Policy Date is June 5, 2020, and Your requested change of Insured is approved on April 20, 2021, the Change of Insured Date will be May 5, 2021.
CHANGE OF INSURED PRIVILEGE
You may name a new Insured for this policy if:

1.	You are the original and current owner of this policy;

2.	this policy is in force and is not in a grace period;

3.	You have an insurable interest in the life of the proposed new Insured;

4.	the proposed new Insured’s issue age is not under 20 and not over 69 on the Change Of Insured Date; and

5.	You supply evidence which satisfies Us of the proposed new Insured’s insurability under Our underwriting guidelines then in effect.
We will send You new Data Pages reflecting the change of Insured. This rider does not have Surrender Value or loan value.
Exercising the Change of Insured Rider can result in tax implications. You should seek assistance from your personal tax advisor before exercising this rider.
EFFECT ON YOUR POLICY
When this rider is exercised, the following changes will apply:

1.	Monthly Policy Charges will be based on the new Insured’s Attained Age and risk class as of the Change Of Insured Date.

2.
If the Death Benefit Guarantee Rider is part of Your policy on the Change Of Insured Date, the new Death Benefit Guarantee Monthly Premium will be based on the life of the new Insured and will be shown on Your Data Pages.

3.	Riders that are not part of Your policy on the Change Of Insured Date may be added only with Our consent.
All other policy provisions continue to apply and will remain the same as prior to the Change Of Insured Date including, but not limited to, the following:

1.
The Total Face Amount and Policy Value will remain the same on the Change Of Insured Date. The Total Face Amount may be adjusted in accordance with the policy Adjustment Options section of the policy after the Change Of Insured Date.

2.	The Premium Expense Charge, monthly policy issue charge and asset based charge will continue to be calculated as measured from the original Policy Date.

3.
If a rider that provides an enhanced cash surrender value benefit is part of Your policy on the Change Of Insured Date, the rider must remain on Your policy and the Additional Amount shown on Your Data Pages for that rider will continue as measured from the original Policy Date.

4.	Any Loan Indebtedness secured by Your policy will remain and will continue to be subject to the conditions of the Policy Loans section of Your policy.

5.	Your policy will remain subject to any existing assignments.

SF 995 NY    1    [SAMPLE]

INCONTESTABILITY
With respect to material misstatements made in the change of Insured application, We will not contest Your policy after it has been in force during the new Insured’s lifetime for two years from the Change Of Insured Date.
With respect to material misstatements made in any subsequent application(s) for additional coverage, reclassification or reinstatement after the Change Of Insured Date, We will not contest the additional coverage, reclassification or reinstated coverage resulting from such application(s) after the additional coverage, reclassification or reinstated coverage has been in force during the new Insured’s lifetime for two years from the date of the adjustment, reclassification or reinstatement.

SUICIDE
The death proceeds of the policy will not be paid if the new Insured dies by suicide within two years of the Change Of Insured Date. Instead, We will pay the Policy Value as of the Change Of Insured Date, plus any premiums paid since the Change Of Insured Date less partial surrenders since the Change Of Insured Date, less any Loan Indebtedness.
If this rider terminates and is later reinstated with the policy, the two-year period in this Suicide provision will not begin anew.

TERMINATION
This rider terminates on the first of:

1.	the Insured’s Attained Age 70;

2.	termination of Your policy;

3.	the death of the Insured under Your policy while it is in force; or

4.
Our receipt of Your Notice to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive Your Notice. We may require that You send Your policy to Our Home Office to record the cancellation.

REINSTATEMENT
This rider may be reinstated as part of Your policy if all conditions for reinstatement of the policy are met, and subject to Our then current underwriting guidelines and all rider provisions.

Principal Life Insurance Company Des Moines, Iowa 50392-0001

SF 995 NY    2    [SAMPLE]